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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 ---------------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 2)*
                                 --------------

                                  DepoMed, Inc.
                                (Name of Issuer)

                      Common Stock, no par value per share
                         (Title of Class of Securities)

                                   249908 10 4
                                 (CUSIP Number)

                                   Andrew Beck
                                    Torys LLP
                                 237 Park Avenue
                          New York, New York 10017.3142
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 13, 2004
       (Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box. |_|

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================

CUSIP No. 249908 10 4     Amendment No. 2 to Schedule 13D     Page 2 of 21 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(1)   Name of Reporting Persons:
      I.R.S. Identification No. of Above Persons (entities only):

      MDS Capital Corp.
--------------------------------------------------------------------------------
(2)   Check the Appropriate Box if a Member of a Group (See Instructions):
      (a)   |_|
      (b)   |_|
--------------------------------------------------------------------------------
(3)   SEC Use Only:

--------------------------------------------------------------------------------
(4)   Source of Funds (See Instructions):
                                          AF

--------------------------------------------------------------------------------
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): |_|

--------------------------------------------------------------------------------
(6)   Citizenship or Place of Organization:
                                            Ontario, Canada

--------------------------------------------------------------------------------
NUMBER OF                  (7)   Sole Voting Power             0
SHARES                     -----------------------------------------------------
BENEFICIALLY               (8)   Shared Voting Power           1,941,423(1)
OWNED                      -----------------------------------------------------
BY EACH                    (9)   Sole Dispositive Power        0
REPORTING                  -----------------------------------------------------
PERSON WITH:               (10)  Shared Dispositive Power      1,941,423 (1)
--------------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
            1,941,423 (1)

--------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): |_|

--------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11):
      4.78% (2)

--------------------------------------------------------------------------------
(14)  Type of Reporting Person (See Instructions):
                                                   CO

--------------------------------------------------------------------------------

(1) Includes 810,186 shares of Common Stock underlying the unexercised Warrants exercisable from and after July 21, 2003.

(2) The percentage is based on 39,732,701 shares of Common Stock outstanding on May 6, 2005, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, together with the shares of Common Stock underlying the Purchasers' Warrants exercisable on July 21, 2003.

CUSIP No. 249908 10 4     Amendment No. 2 to Schedule 13D     Page 3 of 21 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(1)   Name of Reporting Persons:
      I.R.S. Identification No. of Above Persons (entities only):

      MDS Life Sciences Technology Fund II NC Limited Partnership

--------------------------------------------------------------------------------
(2)   Check the Appropriate Box if a Member of a Group (See Instructions):
      (a)   |_|
      (b)   |_|

--------------------------------------------------------------------------------
      (3)   SEC Use Only:

--------------------------------------------------------------------------------
(4)   Source of Funds (See Instructions):
                                         WC

--------------------------------------------------------------------------------
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): |_|

--------------------------------------------------------------------------------
(6)   Citizenship or Place of Organization:
                                            Ontario, Canada

--------------------------------------------------------------------------------
NUMBER OF                  (7)   Sole Voting Power             0
SHARES                     -----------------------------------------------------
BENEFICIALLY               (8)   Shared Voting Power           881,708 (1)
OWNED                      -----------------------------------------------------
BY EACH                    (9)   Sole Dispositive Power        0
REPORTING                  -----------------------------------------------------
PERSON WITH:               (10)  Shared Dispositive Power      881,708 (1)
--------------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
                           881,708 (1)

--------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): |_|

--------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11):
                2.19% (2)

--------------------------------------------------------------------------------
(14)  Type of Reporting Person (See Instructions):
                                PN

--------------------------------------------------------------------------------

(1) Includes 364,584 shares of Common Stock underlying the unexercised Warrants exercisable from and after July 21, 2003.

(2) The percentage is based on 39,732,701 shares of Common Stock outstanding on May 6, 2005, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, together with the shares of Common Stock underlying the Reporting Person's Warrants exercisable on July 21, 2003.

CUSIP No. 249908 10 4     Amendment No. 2 to Schedule 13D     Page 4 of 21 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(1)   Name of Reporting Persons:
      I.R.S. Identification No. of Above Persons (entities only):

      MDS Life Sciences Technology Fund II Quebec Limited Partnership
--------------------------------------------------------------------------------

(2)   Check the Appropriate Box if a Member of a Group (See Instructions):
      (a)   |_|
      (b)   |_|

--------------------------------------------------------------------------------
(3)   SEC Use Only:

--------------------------------------------------------------------------------
(4)   Source of Funds (See Instructions):
                                          WC

--------------------------------------------------------------------------------
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): |_|

--------------------------------------------------------------------------------
(6)   Citizenship or Place of Organization:
                                           Quebec, Canada

--------------------------------------------------------------------------------
NUMBER OF                  (7)   Sole Voting Power             0
SHARES                     -----------------------------------------------------
BENEFICIALLY               (8)   Shared Voting Power           283,145 (1)
OWNED                      -----------------------------------------------------
BY EACH                    (9)   Sole Dispositive Power        0
REPORTING                  -----------------------------------------------------
PERSON WITH:               (10)  Shared Dispositive Power      283,145 (1)
-------------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
                           283,145 (1)

--------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): |_|

--------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11):
                           0.71% (2)

--------------------------------------------------------------------------------
(14)  Type of Reporting Person (See Instructions):
                                                   PN

--------------------------------------------------------------------------------

(1) Includes 121,528 shares of Common Stock underlying the unexercised Warrants exercisable from and after July 21, 2003.

(2) The percentage is based on 39,732,701 shares of Common Stock outstanding on May 6, 2005, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, together with the shares of Common Stock underlying the Reporting Person's Warrants exercisable on July 21, 2003.

CUSIP No. 249908 10 4     Amendment No. 2 to Schedule 13D     Page 5 of 21 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(1)   Name of Reporting Persons:
      I.R.S. Identification No. of Above Persons (entities only):

      MLII Co-Investment Fund NC Limited Partnership

--------------------------------------------------------------------------------
(2)   Check the Appropriate Box if a Member of a Group (See Instructions):
      (a)   |_|
      (b)   |_|

--------------------------------------------------------------------------------
(3)   SEC Use Only:

--------------------------------------------------------------------------------
(4)   Source of Funds (See Instructions):
                                          WC

--------------------------------------------------------------------------------
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): |_|

--------------------------------------------------------------------------------
(6)   Citizenship or Place of Organization:
                                            Ontario, Canada

--------------------------------------------------------------------------------
NUMBER OF                  (7)   Sole Voting Power             0
SHARES                     -----------------------------------------------------
BENEFICIALLY               (8)   Shared Voting Power           388,285 (1)
OWNED                      -----------------------------------------------------
BY EACH                    (9)   Sole Dispositive Power        0
REPORTING                  -----------------------------------------------------
PERSON WITH:               (10)  Shared Dispositive Power      388,285 (1)
--------------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
                           388,285 (1)

--------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): |_|

--------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11):
                           0.97% (2)

--------------------------------------------------------------------------------
(14)  Type of Reporting Person (See Instructions):
                           PN

--------------------------------------------------------------------------------

(1) Includes 162,037 shares of Common Stock underlying the unexercised Warrants exercisable from and after July 21, 2003.

(2) The percentage is based on 39,732,701 shares of Common Stock outstanding on May 6, 2005, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, together with the shares of Common Stock underlying the Reporting Person's Warrants exercisable on July 21, 2003.

CUSIP No. 249908 10 4     Amendment No. 2 to Schedule 13D     Page 6 of 21 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(1)   Name of Reporting Persons:
      I.R.S. Identification No. of Above Persons (entities only):

      SC Biotechnology Development Fund LP

--------------------------------------------------------------------------------
(2)   Check the Appropriate Box if a Member of a Group (See Instructions):
      (a)   |_|
      (b)   |_|

--------------------------------------------------------------------------------
(3)   SEC Use Only:

--------------------------------------------------------------------------------
(4)   Source of Funds (See Instructions):
                                          WC

--------------------------------------------------------------------------------
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): |_|

--------------------------------------------------------------------------------
(6)   Citizenship or Place of Organization:
                                            Cayman Islands

--------------------------------------------------------------------------------
NUMBER OF                  (7)   Sole Voting Power             0
SHARES                     -----------------------------------------------------
BENEFICIALLY               (8)   Shared Voting Power           388,285 (1)
OWNED                      -----------------------------------------------------
BY EACH                    (9)   Sole Dispositive Power        0
REPORTING                  -----------------------------------------------------
PERSON WITH:               (10)  Shared Dispositive Power      388,285 (1)
--------------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
                           388,285 (1)

--------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): |_|

--------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11):
                           0.97% (2)

--------------------------------------------------------------------------------
(14)  Type of Reporting Person (See Instructions):
                            PN

--------------------------------------------------------------------------------

(1) Includes 162,037 shares of Common Stock underlying the unexercised Warrants exercisable from and after July 21, 2003.

(2) The percentage is based on 39,732,701 shares of Common Stock outstanding on May 6, 2005, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, together with the shares of Common Stock underlying the Reporting Person's Warrants exercisable on July 21, 2003.

CUSIP No. 249908 10 4     Amendment No. 2 to Schedule 13D     Page 7 of 21 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(1)   Name of Reporting Persons:
      I.R.S. Identification No. of Above Persons (entities only):

      MDS LSTF II (NCGP) Inc.

--------------------------------------------------------------------------------
(2)   Check the Appropriate Box if a Member of a Group (See Instructions):
      (a)   |_|
      (b)   |_|

--------------------------------------------------------------------------------
(3)   SEC Use Only:

--------------------------------------------------------------------------------
(4)   Source of Funds (See Instructions):
                                          AF

--------------------------------------------------------------------------------
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): |_|

--------------------------------------------------------------------------------
(6)   Citizenship or Place of Organization:
                                           Ontario, Canada

--------------------------------------------------------------------------------
 NUMBER OF                (7)   Sole Voting Power              0
 SHARES                   ------------------------------------------------------
 BENEFICIALLY             (8)   Shared Voting Power            881,708 (1)
 OWNED                    ------------------------------------------------------
 BY EACH                  (9)   Sole Dispositive Power         0
 REPORTING                ------------------------------------------------------
 PERSON WITH:             (10)  Shared Dispositive Power       881,708 (1)
--------------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
                           881,708 (1)

--------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]

--------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11):
                           2.19%(2)

--------------------------------------------------------------------------------
(14)  Type of Reporting Person (See Instructions):
                           CO

--------------------------------------------------------------------------------

(1) Includes 364,584 shares of Common Stock underlying the unexercised Warrants exercisable from and after July 21, 2003.

(2) The percentage is based on 39,732,701 shares of Common Stock outstanding on May 6, 2005, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, together with the shares of Common Stock underlying the Reporting Person's Warrants exercisable on July 21, 2003.

CUSIP No. 249908 10 4     Amendment No. 2 to Schedule 13D     Page 8 of 21 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(1)   Name of Reporting Persons:
      I.R.S. Identification No. of Above Persons (entities only):

      MDS LSTF II (QGP) Inc.

--------------------------------------------------------------------------------
(2)   Check the Appropriate Box if a Member of a Group (See Instructions):
      (a)   |_|
      (b)   |_|

--------------------------------------------------------------------------------
(3)   SEC Use Only:

--------------------------------------------------------------------------------
(4)   Source of Funds (See Instructions):
                                          AF

--------------------------------------------------------------------------------
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): |_|

--------------------------------------------------------------------------------
(6)   Citizenship or Place of Organization:
                                            Quebec, Canada

--------------------------------------------------------------------------------
NUMBER OF                  (7)   Sole Voting Power             0
SHARES                     -----------------------------------------------------
BENEFICIALLY               (8)   Shared Voting Power           283,145 (1)
OWNED                      -----------------------------------------------------
BY EACH                    (9)   Sole Dispositive Power        0
REPORTING                  -----------------------------------------------------
PERSON WITH:               (10)  Shared Dispositive Power      283,145 (1)
--------------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
                           283,145 (1)

--------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): |_|

--------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11):
                           0.71% (2)

--------------------------------------------------------------------------------
(14)  Type of Reporting Person (See Instructions): CO

--------------------------------------------------------------------------------

(1) Includes 121,528 shares of Common Stock underlying the unexercised Warrants exercisable from and after July 21, 2003.

(2) The percentage is based on 39,732,701 shares of Common Stock outstanding on May 6, 2005, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, together with the shares of Common Stock underlying the Reporting Person's Warrants exercisable on July 21, 2003.

CUSIP No. 249908 10 4     Amendment No. 2 to Schedule 13D     Page 9 of 21 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(1)   Name of Reporting Persons:
      I.R.S. Identification No. of Above Persons (entities only):

      MLII (NCGP) Inc.

--------------------------------------------------------------------------------
(2)   Check the Appropriate Box if a Member of a Group (See Instructions):
      (a)   |_|
      (b)   |_|

--------------------------------------------------------------------------------
(3) SEC Use Only:

--------------------------------------------------------------------------------
(4)   Source of Funds (See Instructions):
                                          AF

--------------------------------------------------------------------------------
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): |_|

--------------------------------------------------------------------------------
(6)   Citizenship or Place of Organization:
                                             Ontario, Canada

--------------------------------------------------------------------------------
NUMBER OF                  (7)   Sole Voting Power             0
SHARES                     -----------------------------------------------------
BENEFICIALLY               (8)   Shared Voting Power           388,285 (1)
OWNED                      -----------------------------------------------------
BY EACH                    (9)   Sole Dispositive Power        0
REPORTING                  -----------------------------------------------------
PERSON WITH:               (10)  Shared Dispositive Power 388,285 (1)
--------------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
                           388,285 (1)

--------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): |_|

--------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11):
                           0.97% (2)

--------------------------------------------------------------------------------
(14)  Type of Reporting Person (See Instructions):
                           CO

--------------------------------------------------------------------------------

(1) Includes 162,037 shares of Common Stock underlying the unexercised Warrants exercisable from and after July 21, 2003.

(2) The percentage is based on 39,732,701 shares of Common Stock outstanding on May 6, 2005, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, together with the shares of Common Stock underlying the Reporting Person's Warrants exercisable on July 21, 2003.

CUSIP No. 249908 10 4     Amendment No. 2 to Schedule 13D    Page 10 of 21 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(1)   Name of Reporting Persons:
      I.R.S. Identification No. of Above Persons (entities only):

      SC (GP) Inc.

--------------------------------------------------------------------------------
(2)   Check the Appropriate Box if a Member of a Group (See Instructions):
      (a)   |_|
      (b)   |_|

--------------------------------------------------------------------------------
(3)   SEC Use Only:

--------------------------------------------------------------------------------
(4)   Source of Funds (See Instructions):
                                          AF

--------------------------------------------------------------------------------
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): |_|

--------------------------------------------------------------------------------
(6)   Citizenship or Place of Organization:
                                            Cayman Islands

--------------------------------------------------------------------------------
NUMBER OF                  (7)   Sole Voting Power             0
SHARES                     -----------------------------------------------------
BENEFICIALLY               (8)   Shared Voting Power           388,285 (1)
OWNED                      -----------------------------------------------------
BY EACH                    (9)   Sole Dispositive Power        0
REPORTING                  -----------------------------------------------------
PERSON WITH:               (10)  Shared Dispositive Power      388,285 (1)
--------------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
                           388,285 (1)

--------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]

--------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11):
                           0.97% (2)

--------------------------------------------------------------------------------
(14)  Type of Reporting Person (See Instructions):
                           CO

--------------------------------------------------------------------------------

(1) Includes 162,037 shares of Common Stock underlying the unexercised Warrants exercisable from and after July 21, 2003.

(2) The percentage is based on 39,732,701 shares of Common Stock outstanding on May 6, 2005, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, together with the shares of Common Stock underlying the Reporting Person's Warrants exercisable on July 21, 2003.

CUSIP No. 249908 10 4     Amendment No. 2 to Schedule 13D    Page 11 of 21 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(1)   Name of Reporting Persons:
      I.R.S. Identification No. of Above Persons (entities only):

      MDS Capital Management Corp.

--------------------------------------------------------------------------------
(2)   Check the Appropriate Box if a Member of a Group (See Instructions):
      (a)   |_|
      (b)   |_|

--------------------------------------------------------------------------------
(3)   SEC Use Only:

--------------------------------------------------------------------------------
(4) Source of Funds (See Instructions):
                                       AF

--------------------------------------------------------------------------------
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

--------------------------------------------------------------------------------
(6)   Citizenship or Place of Organization:
                                            Ontario, Canada

--------------------------------------------------------------------------------
NUMBER OF                  (7)   Sole Voting Power             0
SHARES                     -----------------------------------------------------
BENEFICIALLY               (8)   Shared Voting Power           881,708 (1)
OWNED                      -----------------------------------------------------
BY EACH                    (9)   Sole Dispositive Power        0
REPORTING                  -----------------------------------------------------
PERSON WITH:               (10)  Shared Dispositive Power      881,708 (1)
--------------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
                           881,708 (1)

--------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): |_|

--------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11):
                           2.19% (2)

--------------------------------------------------------------------------------
(14)  Type of Reporting Person (See Instructions):
                           CO

--------------------------------------------------------------------------------

(1) Includes 364,584 shares of Common Stock underlying the unexercised Warrants exercisable from and after July 21, 2003.

(2) The percentage is based on 39,732,701 shares of Common Stock outstanding on May 6, 2005, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, together with the shares of Common Stock underlying Life NC's Warrants exercisable on July 21, 2003.

CUSIP No. 249908 10 4     Amendment No. 2 to Schedule 13D    Page 12 of 21 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(1)   Name of Reporting Persons:
      I.R.S. Identification No. of Above Persons (entities only):

      Michael Callaghan

--------------------------------------------------------------------------------
(2)   Check the Appropriate Box if a Member of a Group (See Instructions):
      (a)   |_|
      (b)   |_|

--------------------------------------------------------------------------------
(3)   SEC Use Only:

--------------------------------------------------------------------------------
(4)   Source of Funds (See Instructions):
                                          AF

--------------------------------------------------------------------------------
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): |_|

--------------------------------------------------------------------------------
(6)   Citizenship or Place of Organization:
                                            Canada

--------------------------------------------------------------------------------
NUMBER OF                  (7)   Sole Voting Power             18,750(1)
SHARES                     -----------------------------------------------------
BENEFICIALLY               (8)   Shared Voting Power           0
OWNED                      -----------------------------------------------------
BY EACH                    (9)   Sole Dispositive Power        18,750(1)
REPORTING                  -----------------------------------------------------
PERSON WITH:               (10)  Shared Dispositive Power
--------------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
                           18,750 (1)

--------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): |_|

--------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11):
                           0.04% (2)

--------------------------------------------------------------------------------
(14)  Type of Reporting Person (See Instructions):
                           IN

--------------------------------------------------------------------------------

(1) 18,750 options exercisable into 18,750 shares of Common Stock.

(2) The percentage is based on 39,732,701 shares of Common Stock outstanding on May 6, 2005, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, together with the shares of Common Stock underlying the Options.

CUSIP No. 249908 10 4     Amendment No. 2 to Schedule 13D    Page 13 of 21 Pages
--------------------------------------------------------------------------------

      This Amendment No. 2 to Schedule 13D (this "Amendment No. 2") amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on May 1, 2003 (the "Schedule 13D") and amendment filed on April 16, 2004, which relates to the common stock, no par value per share (the "Common Stock") of DepoMed, Inc., a California corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 2 shall have the meanings set forth in the Schedule 13D.

      This Amendment No. 2 is being filed by MDS Capital Corp., a corporation incorporated under the laws of Ontario, Canada ("MDS Capital"), MDS Life Sciences Technology Fund II NC Limited Partnership, an Ontario limited partnership ("Life NC"), MDS Life Sciences Technology Fund II Quebec Limited Partnership, a Quebec limited partnership ("Life Quebec"), MLII Co-Investment Fund NC Limited Partnership, an Ontario limited partnership ("MLII NC"), SC Biotechnology Development Fund LP, a Cayman Islands limited partnership ("SC Biotech"), MDS LSTF II (NCGP) Inc., an Ontario corporation ("NCGP"), MDS LSTF II
(QGP) Inc., a Quebec corporation ("QGP"), MLII (NCGP) Inc., an Ontario corporation ("MLII GP"), SC (GP) Inc., a Cayman Islands corporation ("SCGP"), MDS Capital Management Corp. (formerly MDS Health Ventures Management Inc.), an Ontario corporation ("MDS Management") and Michael Callaghan, Canadian individual residing in the United States (collectively, "Reporting Persons") pursuant to their Joint Filing Agreement (incorporated by reference to Exhibit 3 to the Schedule 13D filed with the SEC on May 1, 2003).

ITEM 2. IDENTITY AND BACKGROUND

      Item 2 is hereby amended to add the following information:

      Appendix A attached hereto and incorporated herein by reference sets forth, with respect to each executive officer and director of MDS Capital and each executive officer and director of NCGP, QGP, MLII GP, SCGP and MDS Management the following information: (a) name; (b) residence or business address; (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (d) citizenship of such person.

      Life Quebec's principal business is to invest in companies in the health care and life sciences sectors. The principal business address of Life Quebec is 2000 Peel Street, Suite 560, Montreal, Quebec, H3A 2W5.

      Mr. Callaghan serves as Sr. Vice-President of MDS Capital. Mr. Callaghan's principal office is at MDS Capital (U.S.A.) Corp. located at 435 Tasso Street, Suite 315, Palo Alto, CA 94301-1552.

      QGP's principal business is acting as the general partner of Life Quebec. The principal business address of QGP is 2000 Peel Street, Suite 560, Montreal, Quebec, H3A 2W5.

      None of the Reporting Persons or the individuals listed in Appendix A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years preceding the date of this Amendment No. 2.

CUSIP No. 249908 10 4     Amendment No. 2 to Schedule 13D    Page 14 of 21 Pages
--------------------------------------------------------------------------------


      None of the Reporting Persons or the individuals listed in Appendix A has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws, or finding any violation with respect to such laws during the last five years preceding the date of this Amendment No. 2.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      Item 3 is hereby amended to add the following information:

      Between May 21, 2004 and June 22, 2005, 1,050,175 shares of Common Stock were sold over the NASDAQ National Market. The following dispositions of Common Stock occurred: Life NC disposed of 465,355 shares of Common Stock; Life Quebec disposed of 164,752 shares of Common Stock; MLII NC disposed of 210,034 shares of Common Stock; and SC Biotech disposed of 210,034 shares of Common Stock, all at prices ranging from $4.26 per share to $7.80 per share. As a result of such sales, the total aggregate beneficial ownership of the Reporting Persons was reduced by 1,050,175 shares of Common Stock.

ITEM 4. PURPOSE OF THE TRANSACTION

      The first paragraph of Item 4 is hereby amended and restated in its entirety:

      The Securities have been acquired for the purpose of making an investment in the Issuer and not with the present intention of changing or affecting control of the Issuer or its business or affecting any other transaction listed in Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

      Item 5 is hereby amended and restated in its entirety:

      (a) and (b) As a result of certain relationships, the following Reporting Persons may be deemed to directly and/or indirectly beneficially own the following shares of Common Stock and Warrants respectively: MDS Capital 1,131,237 and 810,186 (4.78%); Life NC 517,124 and 364,584 (2.19%); Life Quebec
161,617 and 121,528 (0.71%); MLII NC 226,248 and 162,037 (0.97%); SC Biotech
226,248 and 162,037 (0.97%); NCGP 517,124 and 364,584 (2.19%); QGP 161,617 and
121,528 (0.71%); MLII GP 226,248 and 162,037 (0.97%); SCGP 226,248 and 162,037
(0.97%); and MDS Management 517,124 and 364,584 (2.19%). The percentage held is based on the number of shares of Common Stock reported to be outstanding as of May 6, 2005, in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, as filed with the SEC on May 10, 2005, together with the shares underlying the Purchaser's Warrants. Michael Callaghan may be deemed to directly and/or indirectly beneficially own an additional 18,750 shares of Common Stock underlying stock options granted to him when he was a director of the Issuer (the "Options"). Each Reporting Person disclaims beneficial ownership of any Securities beneficially owned by any other Reporting Person.

      Due to their relationship with one another, the Reporting Persons may be deemed to constitute a "group" under Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), with respect to their beneficial ownership of the shares of Common Stock, Warrants and Options. The Reporting Persons, however, expressly disclaim such status and declare that the filings of this Amendment No. 2, the Schedule 13D, and Amendment No. 1 are not and should not be deemed admissions that any Reporting Person, for purposes of Section 13(d) of the Act or otherwise, is the beneficial owner of the shares of Common Stock or Warrants held by any other Reporting Person.

CUSIP No. 249908 10 4     Amendment No. 2 to Schedule 13D    Page 15 of 21 Pages
--------------------------------------------------------------------------------


         If the Reporting Persons listed below are deemed to beneficially own the Securities of the certain other Reporting Persons, then:

                          Number of Shares With                                             Aggregate             Percentage
                             Sole Voting and        Number of Shares With Shared            Number of              of Class
       Reporting               Dispositive                     Voting                         Shares             Beneficially
        Persons                   Power                 and Dispositive Power           Beneficially Owned          Owned
   -------------------    ---------------------     ----------------------------        ------------------       -------------
                                Underlying             Common         Underlying
                                 Options               Stock         Warrants (1)
      MDS Capital                   0                1,131,237          810,186            1,941,423                4.78%

        Life NC,
        NCGP and
     MDS Management                 0                 517,124           364,584             881,708                 2.19%

    Life Quebec and
          QGP                       0                 161,617           121,528             283,145                 0.71%

      MLII NC and
        MLII GP                     0                 226,248           162,037             388,285                 0.97%

     SC Biotech and
          SCGP                      0                 226,248           162,037             388,285                 0.97%

   Michael Callaghan              18,750                 0                                   18,750                 0.04%

(1)   Warrants are exercisable for five years commencing July 21, 2003.

            (c) Other than as reported in this Amendment No. 2, none of the Reporting Persons has effected any transactions involving the Common Stock, the Warrants or the Options in the 60 days prior to the date of this Amendment No. 2.

            (d) No other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Securities.

The Reporting Persons cease to be the beneficial owner of more than five percent of the Common Stock on June 21, 2005

CUSIP No. 249908 10 4     Amendment No. 2 to Schedule 13D    Page 16 of 21 Pages
--------------------------------------------------------------------------------


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      Item 6 is hereby deleted in its entirety.

                                    SIGNATURE

      After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this Amendment No. 2 is true, complete and correct.

Dated as of June 23, 2005.


            MDS Capital Corp.

            By:     /s/Gregory Gubitz       /s/Graysanne Bedell
                    ------------------------------------------------------------
            Name:   Gregory Gubitz          Graysanne Bedell
            Title:  Chief Operating         Vice-President - Legal and Secretary
                    Officer

            MDS Life Sciences Technology Fund II NC Limited Partnership
            By: MDS LSTF II (NCGP) Inc., its General Partner

            By:     /s/Gregory Gubitz       /s/Graysanne Bedell
                    ------------------------------------------------------------
            Name:   Gregory Gubitz          Graysanne Bedell
            Title:  Chief Operating         Vice-President and Secretary
                    Officer and Director

            MDS Life Sciences Technology Fund II Quebec Limited Partnership
            By: MDS LSTF II (QGP) Inc., its General Partner

            By:     /s/Gregory Gubitz       /s/Graysanne Bedell
                    ------------------------------------------------------------
            Name:   Gregory Gubitz          Graysanne Bedell
            Title:  Chief Operating         Vice-President and Secretary
                    Officer

            MLII Co-Investment Fund NC Limited Partnership
            By: MLII (NCGP) Inc., its General Partner

            By:     /s/Gregory Gubitz       /s/Graysanne Bedell
                    ------------------------------------------------------------
            Name:   Gregory Gubitz          Graysanne Bedell
            Title:  Chief Operating         Vice-President & Secretary
                    Officer and Director

CUSIP No. 249908 10 4     Amendment No. 2 to Schedule 13D    Page 17 of 21 Pages
--------------------------------------------------------------------------------

            SC Biotechnology Development Fund LP
            By: SC (GP) Inc., its General Partner

            By:     /s/ Alan Milgate        /s/ Charlette Clarke
                    ------------------------------------------------------------
            Name:   Alan Milgate            Charlette Clarke
            Title:  Directors of Cardinal Investments Limited,
                    Director of SC (GP) Inc.

            MDS LSTF II (NCGP) Inc.

            By:     /s/Gregory Gubitz       /s/Graysanne Bedell
                    ------------------------------------------------------------
            Name:   Gregory Gubitz          Graysanne Bedell
            Title:  Chief Operating         Vice-President & Secretary
                    Officer and Director


            MDS LSTF II (QGP) Inc.

            By:     /s/Gregory Gubitz       /s/Graysanne Bedell
                    ------------------------------------------------------------
            Name:   Gregory Gubitz          Graysanne Bedell
            Title:  Chief Operating         Vice-President & Secretary
                    Officer & Director

            MLII (NCGP) Inc.

            By:     /s/Gregory Gubitz       /s/Graysanne Bedell
                    ------------------------------------------------------------
            Name:   Gregory Gubitz          Graysanne Bedell
            Title:  Chief Operating         Vice-President & Secretary
                    Officer and Director

            SC (GP) Inc.

            By:     /s/ Alan Milgate        /s/ Charlette Clarke
                    ------------------------------------------------------------
            Name:   Alan Milgate            Charlette Clarke
            Title:  Directors of Cardinal Investments Limited,
                    Director of SC (GP) Inc.

            MDS Capital Management Corp.

            By:     /s/ Michael Callaghan   /s/ Richard Lockie
                    ------------------------------------------------------------
            Name:   Michael Callaghan       Richard Lockie
            Title:  Sr. Vice-President      Sr. Vice-President

            /s/ Michael Callaghan
            --------------------------------------------------------------------
            Michael Callaghan

CUSIP No. 249908 10 4     Amendment No. 2 to Schedule 13D    Page 18 of 21 Pages
--------------------------------------------------------------------------------

                                   APPENDIX A

MDS Capital Corp.: Sole Shareholder of the General Partners of the Purchasers
-----------------------------------------------------------------------------

Unless otherwise noted below, each of the listed individuals is a citizen of Canada and has as his/her business address 100 International Boulevard, Toronto, Ontario M9W 6J6. Unless otherwise noted, each of the listed persons' position with MDS Capital is also his/her principal occupation.

NAME/PLACE of                    POSITION with                 PRINCIPAL                        PRINCIPAL BUSINESS
CITIZENSHIP                      MDS CAPITAL                   OCCUPATION                       ADDRESS
-----------                      -----------                   ----------                       -------
John A. Rogers                   Director/Executive Chairman   Executive Chairman, President
                                                               and Chief Executive Officer of
                                                               MDS Capital
Michael Burns                    Director                      Chairman, The Sentinel Group     1450 Creekside Drive, Suite 100
                                                                                                Vancouver, B.C. V6J5B3
Peter de Auer                    Director                      President, Cluster Asset         130 Bloor Street West, Suite 600
                                                               Management Inc.                  Toronto, Ontario M5S 1N5
James Garner                     Director                      Executive Vice-President &
                                                               Chief Financial Officer, MDS
                                                               Inc.
Richard Johnston                 Director                      Independent Consultant           1325 Winterberry Drive
                                                                                                Burlington, Ontario L7P 4S7
James Osborne                    Director                      President, Westgate Capital      167 Lombard Ave., Suite 808
                                                               Corp.                            Winnipeg, Manitoba R3B 0V3
Andrew McIntyre                  Director                      Manager, Private Marketing,      1 Queen St. E., Suite 2700,
                                                               Canada Pension Plan Investment   Toronto, Ontario M5C 2W5
                                                               Board
Anthony Pullen                   Director                      Managing Director, Loewen,       55 Avenue Road, Suite 2250
                                                               Ondaajtje, McCutcheon Limited    Toronto, Ontario M5R 3L2
Michael Callaghan                Sr. Vice-President                                             435 Tasso Street, Suite 315
                                                                                                Palo Alto, CA 94301-1552
Darrell Elliot                   Sr. Vice-President
Gregory Gubitz                   Chief Operating Officer
Richard Lockie                   Sr. Vice-President
Jean-Christophe                  Sr. Vice-President                                             2000 Peel St., Suite 506
Renondin - France                                                                               Montreal, Quebec H3A 2W5
Brian Underdown                  Sr. Vice-President
Robert Allan                     Vice-President
Graysanne Bedell                 Vice-President Legal &
                                 Secretary
Stephen Cummings                 Vice-President Finance
Gerald Brunk -    United         Vice-President                                                 245 First St., Suite 1800
                  States                                                                        Cambridge, MA 02142
Anthony Flynn                    Sr. Vice-President & Chief
                                 Financial Officer
Jason Gross -     United         Vice-President
                  States
Vincent Lum                      Vice-President                                                 1095 W. Pender St., Suite 1120
                                                                                                Vancouver, B.C. V6E 2M6
Malcolm Kendall - United         Vice-President                                                 1095 W. Pender St., Suite 1120
                  States                                                                        Vancouver, B.C. V6E 2M6
Benjamin Rovinski                Vice-President
Anthony Natale    United         Vice-President                                                 245 First St., Suite 1800
                  States                                                                        Cambridge, MA 02142
Nandini Tandon - India           Vice-President                                                 187 Easy Street
                                                                                                Mountain View, CA  94043
Hakan Telenius                   Vice-President                                                 1095 W. Pender St., Suite 1120
                                                                                                Vancouver, B.C. V6E 2M6

CUSIP No. 249908 10 4     Amendment No. 2 to Schedule 13D    Page 19 of 21 Pages
--------------------------------------------------------------------------------

MDS Capital Management Corp.: Manager of Life NC
------------------------------------------------

Unless otherwise noted below, each of the listed persons is a citizen of Canada and has as his/her business address 100 International Boulevard, Toronto, Ontario M9W 6J6.

                                       POSITION with                       PRINCIPAL
NAME                                   MDS Management                      OCCUPATION
Brian Underdown                        Sr. Vice-President                  Sr. Vice-President of MDS Capital
Stephen Cummings                       Vice-President, Finance             Vice-President - Finance of MDS Capital
Graysanne Bedell                       Vice-President, Legal, & Secretary  Vice-President, Legal, & Secretary of MDS Capital
Gregory Gubitz                         Director & Chief Operating Officer  Chief Operating Officer of MDS Capital
Michael Callaghan                      Sr. Vice President/ Authorized      Sr. Vice-President of MDS Capital
                                       Trading Officer
Darrell Elliott                        Sr. Vice-President                  Sr. Vice-President of MDS Capital
Jean-Christophe Renondin - France      Sr. Vice-President                  Sr. Vice-President of MDS Capital
Richard Lockie                         Sr. Vice President/Authorized       Sr. Vice-President of MDS Capital
                                       Trading Officer
Anthony Flynn                          Sr. Vice-President/Chief            Sr.  Vice-President  & Chief  Financial  Officer of MDS
                                       Financial Officer                   Capital

MDS LSTF II (NCGP) Inc.: General Partner of Life NC
---------------------------------------------------

Unless otherwise noted below, each of the listed persons is a citizen of Canada and has as his/her business address 100 International Boulevard, Toronto, Ontario M9W 6J6.

NAME/ PLACE of         POSITION with               PRINCIPAL                                    PRINCIPAL BUSINESS
CITIZENSHIP            MDS LSTF II (NCGP)          OCCUPATION                                   ADDRESS
-----------            ------------------          ----------                                   -------
Michael Mueller        Director/President          President & Chief Executive Officer of MDS
                                                   Capital
Gregory Gubitz         Director/Chief Operating    Sr. Vice-President of MDS Capital
                       Officer
Graysanne Bedell       Secretary & Vice-President  Vice-President - Legal of MDS Capital
Michael Callaghan      Vice-President              Sr. Vice-President of MDS Capital            435 Tasso Street, Suite 315
                                                                                                Palo Alto, CA 94301-1552
Darrell Elliot         Vice-President              Sr. Vice-President of MDS Capital
Richard Lockie         Vice-President              Sr. Vice-President of MDS Capital
Jean-Christophe        Vice-President              Sr. Vice-President of MDS Capital            2000 Peel St., Suite 560
Renondin - France                                                                               Montreal, Quebec H3A 2W5
Stephen Cummings       Vice-President, Finance     Vice-President, Finance, of MDS Capital
Anthony Flynn          Vice-President/Chief        Sr. Vice-President & Chief Financial
                       Financial Officer           Officer of MDS Capital
Brian Underdown        Vice-President              Sr. Vice-President of MDS Capital

CUSIP No. 249908 10 4     Amendment No. 2 to Schedule 13D    Page 20 of 21 Pages
--------------------------------------------------------------------------------

MDS LSTF II (QGP) Inc.:  General Partner of Life Quebec
-------------------------------------------------------

Unless otherwise noted below, each of the listed persons is a citizen of Canada and has as his/her business address 2000 Peel St., Suite 560, Montreal, Quebec H3A 2W5.

NAME/ PLACE of             POSITION with              PRINCIPAL                                      PRINCIPAL BUSINESS
CITIZENSHIP                MDS LSTF II (NCGP)         OCCUPATION                                     ADDRESS
-----------                ------------------         ----------                                     -------
Bernard Coupal             Director                   President, Societe en Commandite T2C2/BIO      1550 Metcalf St., Suite 502
                                                                                                     Montreal, Quebec H3A 1X6
Maurice Forget             Director                   Partner, Fasken Martineau DuMoulin LLP         800 Place Victoria,
                                                                                                     Montreal, Quebec H3B 4S9
Murray Ducharme            Director                   Vice-President, Pharmacokinetis &              2350 Cohen
                                                      Pharmacodynamics, MDS Pharma Services          St-Laurent, Quebec
                                                      Division, MDS (Canada) Inc.                    H4R 2T6
Jean Page                  Director                   Managing Director, National Bank Financial     1155 Metcalfe St. 5th Floor
                                                      Inc.                                           Montreal, Quebec H3B 4S9
Graysanne Bedell           Secretary/Vice-President   Vice-President - Legal and Secretary of MDS    100 International Boulevard
                                                      Capital                                        Toronto, Ontario M9W 6J6
Gregory Gubitz             Director/Chief  Operating  Chief Operating Officer of MDS Capital         100 International Boulevard
                           Officer                                                                   Toronto, Ontario M9W 6J6
Jean-Christophe            Vice-President             Sr. Vice-President of MDS Capital
Renondin - France
Michael Callaghan          Vice-President             Sr. Vice-President of MDS Capital              435 Tasso Street, Suite 315
                                                                                                     Palo Alto, CA  94301-1552
Richard Lockie             Vice-President             Sr. Vice-President of MDS Capital              100 International Boulevard
                                                                                                     Toronto, Ontario M9W 6J6
Darrell Elliott            Vice-President             Sr. Vice-President of MDS Capital              1095 West Pender Street,
                                                                                                     Suite 1120, Vancouver,
                                                                                                     British Columbia V6E 2M6
Brian Underdown            Vice-President             Sr. Vice-President of MDS Capital              100 International Boulevard
                                                                                                     Toronto, Ontario M9W 6J6
Anthony Flynn              Vice-President   &  Chief  Sr. Vice-President & Chief Financial Officer   100 International Boulevard
                           Financial Officer          of MDS Capital                                 Toronto, Ontario M9W 6J6
Stephen Cummings           Vice-President, Finance    Vice-President, Finance, of MDS Capital        100 International Boulevard
                                                                                                     Toronto, Ontario M9W 6J6

MLII (NCGP) Inc:  General Partner of MLII NC
--------------------------------------------

Unless otherwise noted below, each of the listed persons is a citizen of Canada and has as his/her business address 100 International Boulevard, Toronto, Ontario M9W 6J6.

NAME/PLACE of               POSITION with             PRINCIPAL                                     PRINCIPAL BUSINESS
CITIZENSHIP                 MLII (NCGP)               OCCUPATION                                    ADDRESS
-----------                 -----------               ----------                                    -------
Gregory Gubitz              Director/Chief            Chief Operating Officer of MDS Capital
                            Operating Officer
Graysanne Bedell            Secretary/Vice President  Vice-President  - Legal and Secretary of MDS
                                                      Capital
Michael Callaghan           Vice-President            Sr. Vice-President of MDS Capital             435 Tasso Street, Suite 315
                                                                                                    Palo Alto, CA  94301-1552
Darrell Elliott             Vice-President            Sr. Vice-President of MDS Capital             1095 W. Pender St., Suite 1120
                                                                                                    Vancouver, B.C. V6E 2M6
Richard Lockie              Vice-President            Sr. Vice-President of MDS Capital
Jean-Christophe Renondin    Vice-President            Sr. Vice-President of MDS Capital             2000 Peel St., Suite 560
- France                                                                                            Montreal, Quebec H3A 2W6
Stephen Cummings            Vice President, Finance   Vice-President, Finance, of MDS Capital
Anthony Flynn               Vice President/Chief      Sr. Vice-President and Chief Financial
                            Financial Officer         Officer of MDS Capital
Brian Underdown             Vice President            Sr. Vice-President of MDS Capital

CUSIP No. 249908 10 4     Amendment No. 2 to Schedule 13D    Page 21 of 21 Pages
--------------------------------------------------------------------------------

SC (GP) Inc.: General Partner of SC Biotech
-------------------------------------------

Unless otherwise noted below, each of the listed persons is a citizen of Canada and has as his/her business address One Capital Place, P.O. Box 897, GT Grand Cayman, Cayman Islands.

                                    POSITION with             PRINCIPAL
NAME                                SC (GP)                   OCCUPATION
----                                -------                   ----------

Cardinal Investments Limited        Director                  N/A
Woodbourne Associates (Cayman)      Secretary                 N/A
Limited

Cardinal Investments Limited: Sole Director of SC (GP) Inc.
-----------------------------------------------------------

Unless otherwise noted below, each of the listed persons' principal occupation is a Chartered Accountant and has as his/her business address P.O. Box 1787 GT, Grand Cayman, Cayman Islands, except Woodburne Associates which has as a principal business address P.O. Box 897, GT Grand Cayman, Cayman Islands.

                                PLACE of                      POSITION with                 PRINCIPAL
NAME                            CITIZENSHIP                   Cardinal Investments          OCCUPATION
----                            -----------                   --------------------          ----------
Alan Milgate                    Canada                        Director
Alison Hill                     Britain                       Director                      Chartered Secretary
Charlette Clarke                Cayman Islands                Director
Patricia Trotter                Cayman Islands                Director
Peter Anderson                  Britain                       Director
Richard Douglas                 Britain/Cayman Islands        Director
Tamara Corbin                   Cayman Islands                Director
William Walmsley                Britain/Cayman Islands        Director
John Ackerley                   Britain                       Director
Woodbourne Associates           Cayman Company                Secretary                     Nominee Company
(Cayman) Limited

Woodbourne Associates (Cayman) Limited: Sole Officer of SC (GP), Inc.
---------------------------------------------------------------------

Unless otherwise noted below, each of the listed persons' principal occupation is a chartered accountant and has as his/her business address P.O. Box 1787 GT, Grand Cayman, Cayman Islands.

                                PLACE of                     POSITION with             PRINCIPAL
NAME                            CITIZENSHIP                  Cardinal Investments      OCCUPATION
Alan Milgate                    Canada                       Director
Alison Hill                     Britain                      Director
Charlette Clarke                Cayman Islands               Director
Patricia Trotter                Cayman Islands               Director
Peter Anderson                  Britain                      Director
Richard Douglas                 Britain/Cayman Islands       Director
Tamara Corbin                   Cayman Islands               Director
William Walmsley                Britain                      Director & Secretary      Secretary
John Ackerley                   Britain                      Director